TERRY M. SCHPOK, P.C.
(214) 969-2870 / Fax: (214) 969-4343
tschpok@akingump.com
December 4, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Attn: Ms. Chanda DeLong

Re:	Cinemark USA, Inc. (the “Company”) Registration Statement on Form S-4 Filed September 24, 2009 File No. 333-162105
Dear Ms. DeLong:
On behalf of Cinemark USA, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-162105, filed on September 24, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated November 25, 2009 (the “Comment Letter”), and previous comment letter dated October 21, 2009, relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

December 4, 2009
Ms. Chanda DeLong
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form S-4
Market and Industry Data, page ii
1.	Comment. We note your response to our prior comment 5 and reissue our comment. You state that you have “no reason to believe that the information described in these paragraphs is not accurate.” Please revise to represent that you believe and act as if all the information described in these paragraphs is accurate.

Response. The disclosure on page ii has been revised pursuant to the Staff’s comment.
Our Industry, page 3
2.	Comment. Revise the final sentence of the first paragraph to define or delete the word “[s]uccessful.”

Response. The word “successful” has been deleted on pages 3, 43 and 72.
Acceptance of Initial Notes for Exchange, page 32
3.	Comment. We note your response to our prior comment 12 and reissue the comment in part. Please delete the phrase “for any reason” regarding non-acceptance of tendered notes.

Response. The phrase “for any reason” has been deleted on pages 30, 31, 35 and 36.
Withdrawal of Tenders, page 36
4.	Comment. We note that you state that you will return notes or credit exchange agents’ accounts “as soon as practicable” after withdrawal, rejection of tender or termination of the exchange offer. Please revise to state that you will return notes or credit exchange agents’ accounts promptly after withdrawal, rejection of tender or termination of the exchange offer.

Response. The disclosure on page 35 has been revised pursuant to the Staff’s comment.

December 4, 2009
Ms. Chanda DeLong
As a supplemental response to comments 21 and 22 from the Staff’s comment letter dated October 21, 2009, the Company has further revised its disclosures on pages 45, 46, 51, 54, 57, 59, 61, F-8, F-23, F-25 and F-79. In addition, as a supplemental response to comment 31 from the Staff’s comment letter dated October 21, 2009, the company has further revised its disclosures on pages F-20 and F-70.
If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-2870.
Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:	Terry M. Schpok, P.C., Partner

	By:	/s/ Terry M. Schpok Terry M. Schpok, President
TMS/klf

December 4, 2009
Ms. Chanda DeLong

cc:	Mr. John Stickel, Securities and Exchange Commission Mr. Juan Migone, Securities and Exchange Commission Mr. David Humphrey, Securities and Exchange Commission Mr. Michael D. Cavalier